August 5, 2024 CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention:	Jennifer Angelini
Charles Eastman
Bradley Ecker
Martin James

Re:	Treasure Holdco, Inc.
Draft Registration Statement on Form 10-12G
Submitted on July 1, 2024
CIK No. 0002021031

This letter is submitted on behalf of Treasure Holdco, Inc., a Delaware corporation (“Spinco”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Spinco’s confidential submission of its first amendment to its draft registration statement on Form 10, including as an exhibit thereto the Form S-4 of Glatfelter Corporation, a Pennsylvania corporation (“Glatfelter”), via EDGAR accepted as of July 1, 2024, as set forth in the Staff’s letter dated July 11, 2024 (the “Comment Letter”). Concurrently with the submission of this letter, Spinco confidentially submitted in electronic form for nonpublic review its second amended draft registration statement on Form 10 (as so amended, the “Draft Registration Statement”), including as exhibit 99.1 thereto a revised draft of Glatfelter’s Form S-4 Registration Statement (the “Form S-4”), which reflects changes to reflect responses to the Staff’s comments in the Comment Letter.

The Staff’s numbered comments are set forth below, with responses following the comments. Unless otherwise indicated, page references refer to the Form S-4. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form S-4.

The responses provided herein are based upon information provided to Bryan Cave Leighton Paisner LLP on behalf of Spinco and Glatfelter.

Exhibit 99.1 to Draft Registration Statement on Form 10-12G

The Transactions, Liquidity and Capital Resources Following the Transactions, page 155:

1.	Comment: We note your response to our prior comment 20. We further note that you have revised disclosure on page 111 of your amendment. Please further revise to include this disclosure, together with appropriate analysis, in your section entitled “Liquidity and Capital Resources Following the Transactions” on page 155.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Liquidity and Capital Resources Following the Transactions” on page 155 has been revised.

Debt Financing, page 201:

2.	Comment: We note your response to our prior comment 21 and reissue in part. Please revise to disclose all material terms of the Spinco Commitment Letter, including without limitation the lenders and “customary closing conditions,” which continue to be referenced elsewhere. In addition, please describe the amendments to the Spinco Commitment Letter, as requested by our prior comment 16.

Response: In response to the Staff’s comment, the disclosure in the section entitled “Debt Financing” on page  201 has been revised. Spinco respectfully advises the Staff that the conditions previously disclosed in the section entitled “Debt Financing” are the “customary closing conditions” referenced elsewhere, and we have revised the disclosure accordingly to clarify the same. Additionally, Spinco respectfully advises the Staff that the amendments to the Spinco Commitment Letter added lender parties to the Spinco Commitment Letter but did not materially change the terms and conditions of the Spinco Commitment Letter. We have revised the disclosure in the section entitled “Debt Financing” accordingly to clarify the same.

General:

3.	Comment: We note your revisions in response to our prior comment 27. Please further revise your cross-reference sheet to specifically incorporate by reference the sections entitled, “Other Agreements Related to the Transactions” and “Certain Beneficial Owners of Combined Company Capital Stock.”

Response: In response to the Staff’s comment, the cross-reference sheet in the Draft Registration Statement has been revised to specifically incorporate by reference the sections entitled, “Other Agreements Related to the Transactions” and “Certain Beneficial Owners of Combined Company Capital Stock.”

4.	Comment: We note your response to our prior comment 28. Please note that eligibility to incorporate information by reference pursuant to General Instruction B.1 of Form S-4 is determined in relation to the public filing date. If Glatfelter lacks eligibility as of such date, then the Form S-4 should include the disclosure required by Item 14.

Response: In response to the Staff’s comment, Glatfelter respectfully submits that it is eligible to incorporate by reference information into the Form S-4 pursuant to General Instruction B.1.a. because Glatfelter meets the requirements of General Instruction I.A. of Form S-3 as well as the public float requirements set forth in General Instruction I.B.1 of Form S-3. The instruction to General Instruction I.B.1 states that the computation of the aggregate market value of the voting and non-voting common equity held by non-affiliates of a company shall be computed using the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.

As of July 31, 2024, there were 45,397,132 shares of Glatfelter’s common stock, par value $0.01 per share (“Common Stock”), outstanding. The Common Stock is the only class of voting or non-voting common equity of Glatfelter currently outstanding. As of July 31, 2024, 44,378,059 shares of Common Stock are held by non-affiliates of Glatfelter. To calculate the aggregate market value of the voting and non-voting common equity held by non-affiliates of Glatfelter, Glatfelter multiplied the closing share price per share of Common Stock on June 26, 2024 (a date that is expected to be within 60 days prior to public filing of the Form S-4) of $1.79 by 44,378,059 shares, which amount equals $79,436,726. Assuming we are able to resolve these final comments with the Staff in short order, the current intent of Glatfelter is to file its Form S-4 within 60 days of June 26, 2024.

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If you have any questions or comments concerning this letter or require any additional information, please do not hesitate to contact me at (303) 866-0238 (tyler.mark@bclplaw.com) or my partner Eliot Robinson (404) 572-6785 (eliot.robinson@bclplaw.com).

Sincerely,

/s/ Tyler Mark

Tyler Mark

Cc:	Jason K. Greene, Berry Global Group, Inc.
Eliot Robinson, Bryan Cave Leighton Paisner LLP
Jill L. Urey, Glatfelter Corporation Jonathan B. Newton, King & Spalding LLP
Trevor Pinkerton, King & Spalding LLP